UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2018

Commission File Number: 001-37947

HUNTER MARITIME ACQUISITION CORP.
(Translation of registrant's name into English)

c/o MI Management Company
Trust Company Complex, Suite 206
Ajeltake Road
P.O. Box 3055
Majuro, Marshall Islands
MH96960
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Dismissal of Independent Registered Public Accounting Firm
Engagement of New Independent Registered Public Accounting Firm

On October 29, 2018, Hunter Maritime Acquisition Corp. (the "Company") appointed UHY LLP ("UHY") as the Company's independent auditor for the fiscal year ending December 31, 2018, replacing KPMG Bedrijfsrevisoren—Réviseurs d' Entreprises CVBA ("KPMG"). The Company's appointment of UHY was approved by the audit committee of the board of directors of the Company. On September 25, 2018, KPMG declined to stand for reelection as the Company's independent auditor for the fiscal year ending December 31, 2018.
The reports of KPMG on the consolidated financial statements of the Company for the period from June 24, 2016 (inception) to December 31, 2016 and fiscal year ended December 31, 2017 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.
During the period from June 24, 2016 (inception) to December 31, 2016, fiscal year ended December 31, 2017, and through the effective date of KPMG's decision to not stand for reelection (the "Effective Date"), there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedure, which such disagreements, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference thereto in its reports on the financial statements of the Company for such periods. During the period from June 24, 2016 (inception) to December 31, 2016, fiscal year ended December 31, 2017, and through the Effective Date, there were no "reportable events" as that term is described in paragraphs (A) through (D) of Item 16F(a)(1)(v) of Form 20-F.
During the period from June 24, 2016 (inception) to December 31, 2016, fiscal year ended December 31, 2017, and through the Effective Date, neither the Company, nor anyone on its behalf, consulted UHY regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the financial statements of the Company and neither a written report was provided to the Company or oral advice was provided that UHY concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a "disagreement," as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a "reportable event," as that term is described in Item 16F(a)(1)(v) of Form 20-F.
The Company provided KPMG with a copy of the disclosure it is making in this Report of Foreign Private Issuer on Form 6-K (this "Report"), and requested that KPMG furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission (the "SEC"), pursuant to Item 16F(a)(3) of Form 20-F, stating whether KPMG agrees with the statements made by the Company in this Report, and if not, in which respects KPMG does not agree. A copy of KPMG's letter to the SEC dated December 6, 2018 is attached as Exhibit 1 to this Report.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Dated: December 6, 2018
HUNTER MARITIME ACQUISITION CORP.

By:	/s/ Ludovic Saverys
Name: Ludovic Saverys
Title: Chief Financial Officer

Exhibit 1
KPMG Bedrijfsrevisoren - Réviseurs d'Entreprises CVBA/SCRL Business Park De Alverberg Herkenrodesingel 6B bus 4.01 3500 Hasselt Belgium	Tel. +32 (0)11 28 66 10 Fax +32 (0)11 28 66 19 www.kpmg.be

Securities and Exchange Commission Washington, D.C. 20549 United States of America
December 6, 2018

Ladies and Gentlemen
Hunter Maritime Acquisition Corp.
We were previously principal accountants for Hunter Maritime Acquisition Corp. (the "Company") and, under the date of March 29, 2018, we reported on the consolidated financial statements of Hunter Maritime Acquisition Corp. and subsidiaries as of and for the year ended December 31, 2017 and for the period from June 24, 2016 (inception) to December 31, 2016. On September 25, 2018 we declined to stand for reelection as the Company's independent auditor for the fiscal year ending December 31, 2018. We have read Hunter Maritime Acquisition Corp.'s statements included in its Form 6-K dated December 6, 2018, and we agree with such statements except that we are not in a position to agree or disagree with Hunter Maritime Acquisition Corp's statement in the fourth paragraph of its 6-K that UHY was not consulted regarding either: (i) the application of accounting principles to a specified transaction, or the type of audit opinion that might be rendered on Hunter Maritime Acquisition Corp. and subsidiaries' consolidated financial statements, or (ii) any matter that was either the subject of a "disagreement" or a "reportable event".
Very truly yours KPMG Bedrijfsrevisoren represented by
/s/ Herwig Carmans
Herwig Carmans Réviseur d'Entreprises / Bedrijfsrevisor

KPMG Bedrijfsrevisoren - Réviseurs d'Entreprises, a Belgian CVBA/SCRL and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.
Document Classification: KPMG Confidential
	Maatschappelijke zetel - Siège Social: Luchthaven Brussel Nationaal 1K 1930 Zaventem België - Belgique	KPMG Bedrijfsrevisoren - Réviseurs d'Entreprises CVBA/SCRL BTW - TVA BE 0419.122.548 RPR Brussel - RPM Bruxelles IBAN : BE 62 4377 5152 9261 BIC : KREDBEBB